Exhibit 99.1

IQM Quantum Computers Plc

Managers’ Transactions

IQM Quantum Computers Plc – Managers’ Transactions – Juha Hassel

IQM Quantum Computers Plc, managers’ transactions, July 6, 2026 at 16:30 (EEST)

IQM Quantum Computers Oyj – Managers’ Transactions

Person subject to the notification requirement

Name: Juha Hassel

Position: Other senior manager

Issuer: IQM Quantum Computers Oyj

LEI: 743700MUXIBO64XQUT02

Notification type: INITIAL NOTIFICATION

Reference number: 165284/4/4

Transaction date: 2026-07-03

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI4000602354

Nature of transaction: DISPOSAL

Transaction details

(1): Volume: 9387 Unit price: 18.21 EUR

(2): Volume: 16598 Unit price: 17.98 EUR

(3): Volume: 6652 Unit price: 17.48 EUR

(4): Volume: 6571 Unit price: 17.21 EUR

(5): Volume: 5050 Unit price: 16.92 EUR

(6): Volume: 8000 Unit price: 16.51 EUR

(7): Volume: 50000 Unit price: 16.3 EUR

(8): Volume: 50000 Unit price: 17 EUR

Aggregated transactions (8):

Volume: 152258 Volume weighted average price: 16.95319 EUR

For further information, please contact:

Blair Robertson, Vice President, Strategy & Corporate Development

IQM Quantum Computers Plc

Managers’ Transactions

Investor Relations Officer

Investors@iqm.tech

About IQM Quantum Computers

IQM Quantum Computers (Nasdaq: IQMX) is a global leader in superconducting quantum computers, delivering full-stack quantum systems and cloud platform access to enterprises, research institutions, universities, high-performance computing centers, and national laboratories worldwide. IQM’s on-premises deployment model gives customers direct ownership and control of their quantum infrastructure. Founded in 2018 and headquartered in Finland, with major operations in Munich, IQM employs over 400 people and operates across Europe, Asia, and North America. IQM is the first publicly listed European quantum company on Nasdaq Stock Market.